The principal investment strategies for Treasury Only Portfolio have been modified as follows (new text is underlined):

The Adviser normally invests at least 99.5% of the fund's total assets in cash and U.S. Treasury securities. The Adviser does not enter into repurchase agreements or reverse repurchase agreements for the fund. The Adviser normally invests the fund's assets in securities whose interest is specifically exempt from state and local income taxes under federal law; such interest is not exempt from federal income tax.

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.

In addition, the Adviser normally invests at least 80% of the fund's assets in U.S. Treasury securities.